Prospectus	Filed pursuant to Rule 424(b)(3) Registration No. 333-170031

CHINA AGRITECH, INC.

1,857,024 Shares of Common Stock

This prospectus relates to the resale of up to 1,857,024 of our shares (the “Shares”) of common stock, par value $0.001 per share, for sale by the selling stockholders set forth herein (the “Selling Stockholders”).

The Selling Stockholders or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the Shares. The Selling Stockholders will sell the Shares in accordance with the “Plan of Distribution” set forth in this prospectus.  The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of Shares. We will bear all costs, expenses and fees in connection with the registration of the Shares.

Our common stock is traded on the NASDAQ Global Market under the symbol “CAGC.” On November 22, 2010 the last reported market price of our common stock was $11.65.

The Selling Stockholders and any broker-dealer executing sell orders on behalf of the Selling Stockholders, may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act of 1933. Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act of 1933. See ‘‘Plan of Distribution.’’

Investing in our common stock involves significant risks. You should invest in our common stock only if you can afford to lose your entire investment. For a discussion of some of the risks involved, see “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus November 22, 2010

This prospectus is not an offer to sell any securities other than the shares of common stock offered hereby. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or our securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information.”

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
THE OFFERING	6
RISK FACTORS	7
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	15
USE OF PROCEEDS	15
SELLING STOCKHOLDERS	16
PLAN OF DISTRIBUTION	18
LEGAL MATTERS	19
EXPERTS	19
WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US	20

PROSPECTUS SUMMARY

Unless otherwise mentioned or unless the context requires otherwise, when used in this prospectus, the terms “China Agritech,” “Company,” “we,” “us,” and “our” refer to China Agritech, Inc. and its wholly owned subsidiaries. “China” and the “PRC” refer to the People’s Republic of China.

The share information contained herein gives retroactive effect to the 2-for-1 forward stock split effected on February 1, 2010.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such  filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address: China Agritech, Inc., Room 3F No. 11 Building, Zhonghong International Business Garden, Future Business Center, Chaoyang North Road, Chaoyang District, Beijing, PRC 100024, and our telephone number is +86 10-59621278.

Our Company

We manufacture and sell organic liquid compound fertilizers, organic granular compound fertilizers and related agricultural products in the PRC through our direct and indirect subsidiaries: Anhui Agritech Development Co. Ltd., Agritech Fertilizer Limited, China Tailong Holdings Company Limited (“Tailong”), Pacific Dragon Fertilizer Co. Ltd., Xinjiang Agritech Agriculture Resources Co., Ltd (“Xinjiang Agritech”), YiNong Agricultural Co., Ltd (“YiNong”) and BengBu Agritech Fertilizer Co. Ltd. (“BengBu”). We acquired BengBu in the fourth quarter of 2009, and we recently formed YiNong and its parent holding companies, China Agritech Investments, Ltd. a BVI company, and Diamond King Group, Ltd., a Hong Kong company, to operate our distribution centers.

Our main products include spray, water-flush, dip and granular fertilizer products and other customized, crop specific fertilizers that are tailored to our customer’s specific requirements. Our liquid fertilizer products can be applied on a widespread basis via spraying by machine or aircraft.  Our products have been recognized for their quality and effectiveness by leading industry associations and have been certified by the PRC government at the national level, which is an endorsement of the effectiveness of the products in all regions of the PRC.

Our products:

•	promote photosynthesis, root system growth and transmission of nutrients to seeds;

•	equilibrate absorption of nutrients to speed a plant’s maturity;

•	eliminate the damage of harmful radicals to plants;

•	increase protein and vitamin content levels;

•	accelerate the accumulation of photosynthesis materials and cell concentration;

•	increase plants’ reservation ability to resist drought, resistance and the utilization rate of basic fertility; and

•	foster the development of plant life along with neutral or acidic pesticides.

We believe that our brand reputation and ability to tailor our products to meet the requirements of various regions of the PRC affords us a competitive advantage. We purchase the majority of our raw materials from suppliers located in the PRC and use suppliers that are located in close proximity to our manufacturing facilities, which helps us to contain our cost of revenue.

The demand for our products has steadily increased. Our annual production capacity as of March 30, 2010 was approximately 13,000 metric tons of organic liquid compound fertilizers whereas our annual production capacity for granular fertilizers as of June 30, 2010 was approximately 200,000 metric tons, consisting of 100,000 metric tons in Anhui, 50,000 metric tons in Harbin, and 50,000 tons in our newly completed plant in Xinjiang.

We currently plan to build and operate approximately 10 and 45 branded large-scale distribution centers in 2010 and 2011, respectively, in central and eastern provinces of the PRC to sell our organic fertilizers and third party sourced products, including seeds, pesticides, and other agricultural products to franchised retail stores. We believe that our planned distribution centers and franchised retail stores in the PRC could enable us to introduce farmers, especially individual farmers, to our products, to educate them about the benefits of organic fertilizer over chemical fertilizer, and to teach them how to properly use our products in a more cost effective manner. Our anticipated schedule of building and operating these branded distribution centers depends upon a variety of factors, many of which are outside of our control. Accordingly, our current build-out schedule, may change.

China is the principal market for our products, which are primarily sold to farmers through distributors in 28 provinces in China: Hainan, Anhui, Hubei, Jiangsu, Jiangxi, Guangxi, Liaoning, Shanxi, Heilongjiang, Hebei, Jilin, Shandong, Inner Mongolia, Henan, Sichuan, Guangdong, Xinjiang, Yunnan, Chongqing, Beijing, Shanghai, Tianjin, Ningxia, Shan'xi, Hunan, Fujian, Zhejiang and Guizhou.

Our Growth Strategy

We believe that our increased capacity to produce organic granular compound fertilizer products, which have a lower price point and greater market appeal than our premier organic liquid compound fertilizer products, makes us well positioned to expand sales and increase revenues. We have focused on the expansion of our granular production because the market for organic granular fertilizer is almost ten times larger than the current market for organic liquid fertilizer due to the familiarity and tradition of farmers’ using granular fertilizers. In addition, the per unit amount of granular fertilizer used for sowing coverage is much higher than the amount used for liquid fertilizer.

Our goal is to further expand our products’ market share throughout the PRC by building and operating branded, large-scale distribution centers, and engage franchisees to own and operate retail  stores which will sell our own branded products (e.g., organic fertilizers) and international and local sourced products (e.g., seeds, pesticides and other agricultural products). Our growth strategy includes the following :

Continue Organic Growth Initiatives. We believe that the current fertilizer market is fragmented and represents an excellent opportunity for us to gain additional market share from our competitors, mainly chemical fertilizer manufacturers. We intend to establish branded chain stores by converting our current offices into a flagship store and distribution center and inviting our current distributors to join in our line as franchisees to operate chain stores under our brand. We also intend to leverage our strong brand, quality customer services and quality of our products to gain incremental business in the fertilizer market. Finally, we strongly believe that as we continue to grow, economies of scale and enforced brand awareness will allow us to continue to be profitable.

Expand the lines of our products. Besides our current organic fertilizers, we will seek to source, either internally or locally, other agricultural products, like seeds, pesticides, agricultural equipments and tools to expand the lines of our products to meet all the necessities of farmers in the PRC. All these products will be sold through our branded chain stores directly to farmers, who are the end customers.

Capitalize upon Strong Industry Dynamics in the PRC.  Continued economic growth in the PRC, coupled with evolving government policy on preservation of farmlands by promoting use of organic fertilizers on one hand and improvement of farmers’ incomes on another hand, presents us with significant future growth opportunities.

Execute Strategic Acquisitions.  We intend to acquire certain domestic targets that are accretive and synergistic to our growth strategy.

Competitive Advantages

We believe we are well-positioned to continue to be one of the largest manufacturer of organic compound fertilizers in the PRC and to become a leading distributor of organic compound fertilizers in the PRC and beyond.  We believe we have several competitive advantages, including the following:

•	Well established brand name products;

•	Established distribution channel in northern and eastern provinces of the PRC; and

•	Food grown with our products may be eligible to receive a AA Green Food rating.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in the fertilizer market in the PRC:

•	Strong Market Position. We are a leading manufacturer of fertilizer products and, more specifically, organic fertilizer products in liquid form, in the PRC.

•
Recognized and Certified Product Offerings.  Our Tailong liquid brand of fertilizer products was favorably recognized by the China Association for Quality Supervision and the China Quality Standard Research Center in 2006 for product quality, brand reputation and customer loyalty.  Our fertilizer products have been certified by the Ministry of Agriculture.

•
Established Distribution Network.   We sell the majority of our fertilizer products through an extensive distribution network of regional factories, which help us to establish a local presence in each community we serve with multi-level sales support and to educate local retailers and farmers on the benefits of our fertilizer products.  Since 2007, we have sold our Green Vitality products to a subsidiary of Sinofert Holdings Limited, the PRC’s largest integrated agricultural company, which utilizes its own distribution network to distribute our products.

•
Efficient Infrastructure.   We have created a flexible and responsive infrastructure, which allows us to efficiently manufacture and deliver high-quality fertilizer products within a short delivery time.

•
Broad Customer Base.   We developed a diversified customer base of farmers and retailers located throughout the PRC and are not dependent on, or heavily concentrated in, any single customer or customer base.

Our Strategy

We believe that our strong competitive position, our ability to meet customer demands and our well-regarded product offerings will enable us to benefit from the anticipated growth in the PRC fertilizer market.  We are committed to enhancing our sales, profitability and cash flows through the following strategies:

•
Capitalize on our brand reputation to increase sales of new and existing products.   We intend to leverage the favorable reputation of our fertilizer products through collaboration with academic and governmental institutions which can attest to the quality of our current product offerings.  We plan to develop new compounds to better meet the changing needs of the PRC’s agricultural communities by tailoring our product offerings to meet the local needs of the farmers and to create greater reliability of fertilizer products nationwide. Over the past year we added an organic granular compound fertilizer to our product lines and constructed a granular fertilizer line near each of our existing factories, located in Harbin, Beijing and Xinjiang.

•
Expand Our Domestic Operation.  We intend to build or acquire additional organic granular fertilizer factories in strategic locations in the PRC to serve new agricultural areas in Hebei and Sichuan provinces. Our recently completed Xinjian facility commenced commercial production in 2010, bringing our organic granular compound fertilizer production capacity to approximately 200,000 metric tons.

Build & Operate Franchised Retail Stores in the PRC.  We currently plan to build and operate approximately 10 and 45 branded large-scale distribution centers in 2010 and 2011, respectively, in central and eastern provinces of the PRC to sell our organic fertilizers and third party sourced products, including seeds, pesticides, and other agricultural products to franchised retail stores. We believe that our planned distribution centers and franchised retail stores in the PRC could enable us to introduce farmers, especially individual farmers, to our products, to educate them about the benefits of organic fertilizer over chemical fertilizer, and to teach them how to properly use our products in a more cost effective manner. Our anticipated schedule of building and operating these branded distribution centers depends upon a variety of factors, many of which are outside of our control. Accordingly, our current build-out schedule, may change.

•
Enhance Brand Awareness.  Our core future focus will be to build and enhance brand awareness of our “Lvlingbao” and “Tailong” products, as well as our “Green Vitality” product line and organic granular compound fertilizer by launching an extensive advertising campaign to educate retailers and farmers on the benefits of our liquid organic compound products.  We expect to combine these marketing efforts with our planned retail store expansion into markets within the PRC that have little or no current exposure to our products. We believe that this strategy will allow us to expand our distribution and sales outside of our traditional base in northeast regions of the PRC and capture a larger market share.

•
Increase Sales into Select Foreign Markets.   We plan to leverage our product offerings and brand reputation to expand our product sales into select markets outside of the PRC.  We are currently negotiating with Odyssey International (Trading) Group Ltd., a Hong Kong corporation (“Odyssey”) to define the specific terms and conditions of the exclusive marketing and distribution rights we granted them for our Lvlingbao series of organic liquid compound fertilizers in certain target markets, including, but not limited to, Central and South America, South Africa and Asian countries. In the event that the terms are not finalized, we will have to seek to terminate the agreement and find a new third party distributor to market its products outside the PRC.

April 2010 Offering

On April 29, 2010, we consummated an underwritten public offering of 1,429,450 shares of our common stock which included 186,450 shares subject to the underwriter’s over-allotment option. Total gross proceeds from the offering were approximately $23.0 million.

Corporate Structure

China Agritech, Inc. is a holding company with no operations.  We are the parent company to our operating subsidiaries, Pacific Dragon, Anhui Agritech, Beijing Agritech and Xinjiang Agritech, which are located in the PRC.

Our executive offices are located in the PRC at Room 3F No. 11 Building, Zhonghong International Business Garden, Future Business Center, Chaoyang North Road, Chaoyang District, Beijing, PRC 100024 and our telephone number is +86 10-59621220. Our website address is www.chinaagritechinc.com.

THE OFFERING

Common stock offered by Selling Stockholders:	1,857,024 Shares

Use of proceeds:	We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

NASDAQ Global Market symbol:	CAGC

Risk factors:
The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 7 of this prospectus.

RISK FACTORS

Investing in our securities involves risk. The prospectus supplement applicable to a particular offering of securities will contain a discussion of the risks applicable to an investment in China Agritech and to the particular types of securities that we are offering under that prospectus supplement. Before making an investment decision, you should carefully consider the risks described below and the risks described under “Risk Factors” in the applicable prospectus supplement, or risks any updated in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related To Our Business

If we fail to effectively expand our current operations and capacity to satisfy demand for our granular fertilizer products, our results of operations and business prospects could be impaired.

We believe that over the next year demand for our granular fertilizer products will outgrow our present production capacity of 200,000 metric tons. Our future success depends on our ability to expand our business to address the growth in demand for our granular fertilizer products. Because our industry is highly competitive, if we are unable to increase our production capabilities to meet increased demand for our products, we may lose existing customers, as well as potential additional customers, to competitors with greater production capacities.  If we lose our existing customers our revenues could decrease and accordingly our overall financial performance could be significantly impaired.  In addition, we currently rely on distributors to distribute our products to multiple end users.

Our ability to add production capacity and increase output is subject to significant risks and uncertainties, including:

•	the availability of additional funding to build manufacturing facilities and purchase raw materials on favorable terms or at all;

•	our management and minimization of delays and cost overruns caused by problems with our suppliers of raw materials and third-party vendors; and

•	our receipt of any necessary government approvals or permits that may be required to expand our operations in a timely manner or at all.

If we cannot successfully implement additional production capacity increases efficiently and cost-effectively, we will be unable to satisfy any increased demand for our granular fertilizers, which could significantly impair our financial performance.

If  our projections regarding the future market demand for our products are inaccurate, our operating results and our overall business may suffer.

We have made significant capital investments in anticipation of rapid growth in the organic compound fertilizer market in the PRC. The expansion of our internal manufacturing capabilities has required significant up-front fixed costs. Additionally, we plan on allocating future working capital to build branded chain stores in 2010 in order to add new distribution channels to sell our products in new markets throughout the PRC. If market demand for our products does not increase as quickly as we have anticipated and align with our expanded manufacturing capacity, we may be unable to offset these costs and to achieve economies of scale, and our operating results may be adversely affected as a result of high operating expenses, reduced margins and underutilization of capacity. Our ability to meet such excess customer demand could also depend on our ability to raise additional capital and effectively scale our manufacturing operations.

If we cannot protect the proprietary formula and manufacturing processes for our concentrated organic liquid and granular compound fertilizer it could increase our competition and cause our operating results to suffer.

Our success will depend in part on our ability to protect our proprietary formula and manufacturing process for organic liquid and granular compound fertilizer products. We rely on trade secrets to protect our proprietary formulas and manufacturing processes.  We have not applied for patents for our technology and formulas because we believe an application for such patents would result in public knowledge of our proprietary technology and formulas and could lead competitors to attempt to copy our products, thereby increasing competition. Only certain of our key employees have knowledge of our proprietary technology and formulas. This could in turn result in a decrease of our market share and hurt our operating results.

In addition, our competitors may counterfeit our products and use our trademark. These counterfeit products could damage our reputation and create confusion for our customers. Our financial results would be negatively impacted by the lost sales to the fake and/or competitive product or by lost sales from a damaged reputation.

The license agreement covering the core technology our fertilizer products has an initial term of three years with a one time three year renewal period and if it is not renewed thereafter, we will not have the rights to use the technology necessary to manufacture its current core products.

In April 2010 the PRC Operating Companies entered into a new license agreement with Yu Chang, our Chairman, CEO and President, pursuant to which Mr. Chang granted the PRC Operating Companies an exclusive license to use the know-how to enable us to manufacture the Tailong and Green Vitality organic liquid compound fertilizers on a royalty-free basis. The initial term of the license agreement is three years with an automatic renewal period for another three years. The failure to renew this agreement thereafter have a material adverse impact on our financial condition and operations if the technology licensed under the agreement is still needed by us to manufacture our principal products.

Despite these precautions, the legal regime protecting intellectual property rights in the PRC is weak. If we are not able to enforce our licensing agreement with Mr. Chang and fully protect our proprietary trade secrets, if our employees unintentionally or willfully disclose our confidential technology or know-how to competitors, or if our competitors independently develop similar or superior products, our competitors may be able to more effectively offer products similar to ours and/or produce products with a cost structure similar to ours, if not better, and we may thereby lose any competitive advantage that we currently have. If we are forced to take legal action to protect our proprietary formulas and processes, we will incur significant expense and further could not guarantee a favorable outcome.

Our proprietary fertilizer formulas may become obsolete which could materially adversely affect the competitiveness of our future fertilizer products.

The production of our fertilizer products is based on our proprietary fertilizer formulas. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging humic acid fertilizer products and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with evolving industry standards and changing customer requirements. If our proprietary formula becomes obsolete as our competitors develop better products than ours, our future business and financial results could be adversely affected.

We are still in the process of negotiating the final terms and conditions with our exclusive marketing agent outside the PRC and to the extent that the agreement is not finalized, this may negatively impact our ability to sell our products overseas.

In June 2009 we entered into a six-year marketing and distribution agreement with Odyssey pursuant to which Odyssey was granted the exclusive marketing and distribution rights for the Company’s Lvlingbao series of organic liquid compound fertilizers in certain target markets, including, but not limited to, Central and South America, South Africa and Asian countries. In August 2010, the Company reached an agreement with Odyssey to market our Lvlingbao series of organic liquid compound fertilizers in Asian countries, including Thailand and Indonesia, after first obtaining the relevant import licenses from these countries. We and Odyssey have agreed to suspend the negotiation of the final terms and conditions of the agreement until the relevant import licenses are obtained. In the event that we cannot negotiate the final terms and conditions of the agreement, we will have to terminate the agreement in a manner so as not to adversely affect us and find another third party to market our products outside of the PRC.  We can give no assurance that the terms and conditions of any agreement will be negotiated successfully.  Our inability to successfully negotiate such terms and conditions could adversely effect our ability to market our products outside the PRC.  Because of the exclusivity we granted to Odyssey, in the event we are unable to negotiate terms with Odyssey and unable to terminate the agreement, we may be unable to market our products outside the PRC.

We may be subject to more stringent governmental regulation on our products.

The manufacture and sale of our agricultural products in the PRC is regulated by the PRC Ministry of Agriculture and the local government of the Provinces in which our factories are situated. The legal and regulatory regime governing our industry is evolving, and we may become subject to different, including more stringent, requirements than those currently applicable to us. While we believe a more stringent standard will have more of an adverse impact on those manufacturers with poor quality products, we cannot assure you any regulatory change will not adversely affect our business.

Potential environmental liability could have a material adverse effect on our operations and financial condition.

To our knowledge, neither the production nor the sale of our products constitutes activities, or generate materials that create any environmental hazards or violate the current PRC environmental laws. Although it has not been alleged by PRC government officials that we have violated any current environmental regulations, we cannot assure you that the PRC government will not amend the current PRC environmental protection laws and regulations in a way that could adversely impact us. Our business and operating results may be materially and adversely affected if we were to be held liable for violating existing environmental regulations or if we were to increase expenditures to comply with environmental regulations affecting our operations.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to annually furnish a report by our management on our internal control over financial reporting. Such report must contain, among other matters, an assessment by our principal executive officer and our principal financial officer on the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective as of the end of our fiscal year. This assessment must include disclosure of any material weakness in our internal control over financial reporting identified by management. In addition, under current SEC rules, we will be required to obtain an attestation from our independent registered public accounting firm as to our internal control over financial reporting for our annual report on Form 10-K for our fiscal year ending December 31, 2010. Performing the system and process documentation and evaluation needed to comply with Section 404 is both costly and challenging. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002 for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of our common stock.

During the course of our evaluation of the disclosure controls and procedures as of June 30, 2010 and in connection with the preparation of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, management discovered it was necessary to adjust the previously reported results for the first quarter ended March 31, 2010 as a result of two accounting errors, which were our failure to account for 326,600 shares of common stock awarded to directors and officers for services during the quarter ended March 31, 2010 and incorrectly accounting for certain intercompany transactions for the quarter ended March 31, 2010.

As a result of these errors, management subsequently concluded that there was a material weakness in its disclosure controls and procedures and internal controls over financial reporting as of March 31, 2010. Management has identified this material weakness to be inadequate supervision and review of the financial reporting process relating to the preparation of US GAAP based financial statements. As a result, management has determined it was necessary to make changes in its internal controls over financial reporting, which would specifically entail providing further training to our finance team to improve their reporting skill levels with respect US GAAP technical issues. Additionally, management will enhance controls over the review of  its US GAAP prepared financial statements prior to their release giving added emphasis to the identification and accounting of unusual  transactions.

As of June 30, 2010, we had approximately $42 million of accounts receivable for our liquid fertilizers, or 28% of our total assets.

We sell approximately 80% of our organic liquid fertilizer in northern provinces of the PRC.  In these provinces, we typically extend our customers credit for their purchase of our products to allow them to use the proceeds of their harvests to repay us for their purchase of our products, which typically spans from six to nine months. As of June 30, 2010, liquid organic fertilizers made up approximately 53% of our revenue. As of June 30, 2010, we had approximately $42 million of accounts receivable from customers of liquid fertilizers, or 28% of our total assets.  If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for products and services, or to make payments in a timely manner, our business, results of operations or financial condition could be materially adversely affected. A natural disaster, such as a wildfire, flood or drought, or an economic or industry downturn could materially adversely affect the collection of these accounts receivable, which could result in longer payment cycles, increased collection costs and defaults in excess of management’s expectations. A significant deterioration in our ability to collect on accounts receivable could also impact the cost or availability of financing available to us. Working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. We cannot assure you that natural disasters, system problems, industry trends or other issues will not extend our collection period, adversely impact our working capital.

We depend heavily on Mr. Yu Chang, our CEO, President, Secretary and director, and without his services our prospects would be severely limited.

Our future business and results of operations depend in significant part upon the continuing contribution of Mr. Yu Chang, our CEO, President, Secretary and Chairman. Mr. Chang has extensive experience in the organic compound fertilizer industry and is directly involved in all of our business operations. Mr. Chang has an employment agreement with our subsidiary, Pacific Dragon, which automatically renewed on January 5, 2008 for a term of three years.  We currently have no employment agreement with Mr. Chang and Mr. Chang is not obligated to devote any specified number of hours to working for us.  There can be no assurance that we will be able to reach an agreement with Mr. Chang on terms favorable to us, if at all.  If Mr. Chang ceases to be employed by us, we may have difficulty finding a suitable replacement with equal leadership and industry experience, and our business would suffer because we will not have the leadership needed to capitalize on market opportunities and to direct our growth, leading to a possible decrease in revenues and inappropriate capital investments in projects that may not benefit our long-term growth. Mr. Chang has both sales contacts in the Agricultural industry and know-how to produce our products, making his expertise both unique and valuable to us.  We do not maintain key-person insurance on any of our executive officers.

We depend heavily on skilled research and development personnel, and any loss of such personnel, or the failure to continue to attract such personnel in the future, could harm our business.

The agricultural chemicals business is specialized and requires the employment of personnel with significant scientific and operational experience in the industry. Accordingly, we must attract, recruit and retain a sizeable workforce of technically and scientifically competent employees. Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional management and other key personnel that have the necessary scientific, technical and operational skills and experience with the fertilizer industry. These individuals are difficult to find in the PRC and we may not be able to retain such skilled employees. If we are unable to hire individuals with the requisite experience we may not be able to produce enough products to optimize profits, research and development initiatives may be delayed and we may encounter disruptions in production and research which will negatively impact our financial condition.

We currently rely on a small number of third parties to supply the key raw materials we use to produce our products.

Our business depends upon the availability of key raw materials, including humic acid, nitrogen, phosphorus, kalium, and other supplementary material. We rely on only a few external suppliers for these raw materials and we have only non-binding supply agreements. In fiscal year 2009, we purchased approximately 17% of our humic acid from Harbin Hai Heng Chemical Distribution Co. Ltd., approximately 18% of our nitrogen, phosphorus and kalium from Beijing Zhongxin Chemical Technology Development Co., and approximately 15% of our other supplementary material from Shenzhen Hongchou Technology Company.  Our purchases through June 30, 2010 were from similar sources and in similar amounts, and for the 2010 fiscal year we expect that our raw materials suppliers will be substantially similar to past years and the amount of raw materials will increase commensurate with the increase in the demand for our fertilizer products. We have entered into written agreements with all of these suppliers, each under supply agreements that expire in December 2010. If any of our major suppliers were to default or become unable to deliver the raw materials in sufficient quantities, we may be unable to purchase these raw materials from alternative sources on the same or similar terms, which could result in a significant increase in our operating costs. When these supply agreements expire in December 2010, we may be unable to negotiate new agreements with these suppliers on terms favorable to us, or at all.  In addition, any disruption in the supply of our raw materials could cause delay in the delivery of our products which would be harmful to our sales reputation and business. If supply is disrupted the increased amount we have to pay for raw materials could negatively impact our margins, cause us to delay deliveries which may cause us to breach contracts or damage customer relationships or cause us to cease production if an alternate supplier cannot be found. If we were unable to procure replacement supplies, our inability to meet the production demands of our customers could cause the loss of customers and/or market share. Our financial results could be negatively impacted by the lost sales or decreased margins.

We rely on a limited number of products to achieve most of our revenues.

We derive a substantial percentage of our revenues from a limited number of products, and we expect these products to continue to account for a large percentage of our revenues in the near term. For example, our liquid organic fertilizer accounted for 62% and 53% of our revenue for the year ended December 31, 2009 and for the six months ended June 30, 2010, respectively, while granular fertilizer accounted for 38% and 47% of our revenue for the year ended December 31, 2008 and the six months ended June 30, 2010, respectively.  Continued market acceptance of these products is, therefore, critical to our future success. Our business, operating results, financial condition, and cash flows could therefore be adversely affected by: a decline in demand for even a limited number of our products; a failure to achieve continued market acceptance of our key products; export restrictions or other regulatory or legislative actions which could limit our ability to sell those products to key customer or market segments; an improved version of products being offered by a competitor in the market in which we participate; increased pressure from competitors that offer broader product lines; technological change that we are unable to address with our products; or a failure to release new or enhanced versions of our products on a timely basis.  This may impact our ability to maintain or expand our business with certain customers.

Our liquid and granular fertilizer sales have seasonal variations and adverse weather conditions could reduce demand for our products.

We experience seasonal variations in our revenues and our operating costs. The peak selling season for our liquid fertilizer products is from April through September. Periods of cold weather may delay the application of the liquid fertilizer, or render it unnecessary, thereby reducing demand for such fertilizer products. During the fiscal year ended December 31, 2009, approximately 61% of our annual liquid fertilizer sales volume came from the second and third fiscal quarters, when demand for our liquid fertilizer products typically peaks during planting season and prior to harvest. We believe that the peak selling season for our granular fertilizer products is from October through March.  Although the peak selling seasons for our liquid and granular  do not overlap, we may still experience seasonal variations, and we cannot assure you that sales of our granular fertilizer products will mitigate the seasonal impact of liquid fertilizer sales.

If we are unable to design, manufacture, and market products in a timely and efficient manner, we may not remain as competitive.

Some of our products are characterized by continuing technological advancement, changes in customer requirements, and evolving product standards. Accordingly, we devote a substantial amount of resources to product development. To compete successfully, we must develop and offer new and/or improved products that provide increasingly higher levels of performance and reliability. New technologies may be untested or unproven. In some instances, product requirements or specifications may be modified. As a result, we may experience technological and other performance difficulties, which may result in delays, setbacks and cost overruns. Product development is highly uncertain and we cannot assure you that we will successfully develop new products. Our inability to develop and offer new and/or improved products or to achieve customer acceptance of these products could limit our ability to compete in the market or to grow revenues at desired rates of growth.

Our ability to attract new customers in the PRC depends on the continued transition from the use of less expensive chemical fertilizers to organic fertilizers that we sell.

We estimate that approximately 90% of the fertilizer products used in the PRC today are chemical fertilizers, rather than organic fertilizers.  Farmers in the PRC have been using chemical fertilizers for decades, and we believe that our growth depends on our ability to convince these farmers to switch to organic fertilizers, such as our products, despite the increased cost of such products.  Many prospective customers are rural farmers that are isolated and, we believe, lack an understanding of the environmental and health benefits of our organic fertilizer products.  Even if these potential customers are aware of the benefits of our products, we believe that the increased cost of our products as compared to chemical fertilizers may be prohibitive for some rural farmers.  While we may take steps, though our distributors, to educate users of chemical fertilizers about the benefits of our products, we believe that it will be difficult to convince significant numbers of small farmers, some of who use no fertilizer at all, to purchase our products.  If we cannot continue to drive the transition to organic fertilizer products in the provinces that we serve, our sales will stagnate and our financial results will suffer.

Our entry into foreign markets exposes us to changes in foreign regulations and other risks inherent to international business, any of which could effect our results of operations.

In June 2009, we granted exclusive marketing and distribution rights for certain of our Lvlingbao liquid organic fertilizer products to Odyssey International (Trading) Group Ltd. (“Odyssey”), which plans to market our products in Central and South America, South Africa and certain Southeast Asian countries.  Distributing our products in these markets presents risks including:

•	volatility in general economic, social and political conditions;

•	differing tax rates, tariffs, exchange controls or other similar restrictions;

•	changes in currency rates;

•	inability to repatriate income or capital;

•	changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restriction on operations, trade practices, trade partners and investment decisions;

•	seizure of our products by foreign governments;

•	boycotts and embargoes that may be imposed by the international community on countries in which we operate;

•	labor unrest; and

•	disruptions due to civil war, election outcomes, shortages of commodities, power interruptions or inflation; the imposition of unexpected taxes or other payments on revenues.

Any of these risks could limit our ability to operate or have a negative impact on our profitability.

We have granted exclusive rights to market and distribute our Lvlingbao line of liquid organic compound fertilizers  to Odyssey International (Trading) Group Ltd. (“Odyssey”) and their efforts to market and distribute our products are outside of our control.

In June 2009 we granted Odyssey the exclusive right to market and distribute our Lvlingbao III liquid organic compound fertilizers in Guangdong, Guangxi and Hainan provinces within the PRC, as well as Central and South America, South Africa and certain Southeast Asian countries.  The revenue we earn from the sale of our products under the agreement depends heavily on Odyssey’s efforts. Odyssey has significant discretion in determining the efforts and resources it applies to the marketing and sale of our products, and Odyssey has a significant number of other clients whose products it distributes. Furthermore, regardless of the effort and resources they invest, Odyssey may not be effective in distributing or marketing our products.   A disagreement between us and Odyssey could lead to lengthy and expensive dispute resolution proceedings as well as to extensive financial and operational consequences to us, and have a material adverse effect on our business, results of operations and financial condition. If our relationship with Odyssey were to terminate, we may not be able to enter into another distribution and marketing agreement with a company with similar resources to distribute our products and perform on acceptable terms or at all. As a result, we could experience delays in our ability to distribute our products and increased expenses, all of which would have a material adverse affect on our business, results of operations and financial condition.

Our operating results will suffer if the price of raw materials increases and we cannot pass the increased cost through to our customers.

The primary raw materials included in our products are humic acid, nitrogen, phosphorus, kalium and other supplementary material. The prices for these raw materials are subject to market forces largely beyond our control, including energy costs, organic chemical feedstock, market demand, and freight costs. The prices for these raw materials may fluctuate significantly based upon changes in these forces. Our operating results may be seriously harmed if we are unable to pass any raw material price increases through to our customers due to lower margins from our sales. If we are forced to increase prices of our products due to increases in the prices of raw materials, the demand for our products could decrease, which could materially harm our operations and financial results.

If we cannot renew our fertilizer registration certificate, which expires in 2012, we will be unable to sell some of our products which will cause our sales revenues to significantly decrease.

All manufacturers of fertilizers produced in the PRC must be registered with the PRC Ministry of Agriculture. No fertilizer can be manufactured without such registration. There are two kinds of registrations: interim registration and formal registration. The interim registration is valid for one year and applies to fertilizers in the stages of in-the-field testing and test selling. Fertilizers that have completed in-the-field testing and test selling must obtain formal registration, which is valid for five years, and thereafter must be renewed each five years. We have obtained a Formal Fertilizer Registration Certificate covering all of our fertilizer products from the PRC Ministry of Agriculture. Such certificate was issued on May 28, 2008 and will expire in December 2012.

Our belief is that the PRC Ministry of Agriculture generally will grant an application for renewal in the absence of illegal activity by the applicant. However, there is no guarantee that the PRC Ministry of Agriculture will grant renewal of our Formal Fertilizer Registration Certificate. If we cannot obtain the necessary renewal, we will not be able to manufacture and sell our fertilizer products in China which will cause the termination of our commercial operations.

The markets in which we operate are highly competitive and fragmented and we may not be able to maintain market share.

We operate in highly competitive markets and compete with numerous local PRC fertilizer manufacturers and we expect competition to persist and intensify in the future. Our competitors are mainly domestic leaders in the fertilizer markets in China. Our small local competitors may have better access in certain local markets to customers and prospects, an enhanced ability to customize products to a particular region or locality and more established local distribution channels within a small region. We also compete with large PRC national competitors who may have competitive advantages over us in certain areas such as access to capital, technology, product quality, economies of scale and brand recognition and may also be better positioned than us to develop superior product features and technological innovations and to exploit and adapt to market trends. Additionally, we may not be able to conduct in-depth research and analysis on our current or new markets due to the lack of public or third-party sources of competitive information available on our industry and competitors in the PRC. Therefore, we may not have a clear estimate of the current number of our direct competitor or such competitors’ revenues or market share.

In addition, China’s entry into the World Trade Organization may lead to increased foreign competition for us. International producers and traders import products into China that generally are of higher quality than those produced in the local Chinese market. If they are localized and become recognized as the type of fertilizer we produce, we may face additional competition. If we are not successful in our marketing and advertising efforts to increase awareness of our brands, our revenues could decline, which could have a material adverse effect on our business, financial condition, results of operations and share price. We cannot assure you that additional competitors will not enter our existing markets, or that we will be able to compete successfully against existing or new competition.

We do not presently maintain business disruption insurance. Any disruption of the operations in our factories would damage our business and disrupt our production and have a material adverse effect on our business, financial position on results of operations.

Our business could be materially and adversely affected by power shortages, natural disasters, terrorist attacks or other events in the PRC. For example, in early 2008, parts of the PRC suffered a wave of strong snow storms that severely impacted public transportation systems and the power supply in those areas. In May 2008, Sichuan Province in the PRC suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. The May 2008 Sichuan earthquake may have a material adverse effect on the general economic conditions in the areas affected by the earthquake. In July 2008, explosive devices were detonated on several buses in Kunming, Yunnan Province of the PRC, which resulted in disruptions to public transportation systems in Kunming and casualties. Any future natural disasters, terrorist attacks or other events in the PRC could cause a reduction in usage of, or other severe disruptions to, public transportation systems and could have a material adverse effect on our business and results of operations.

The demand for our organic fertilizer products fluctuates significantly with weather conditions, which may delay the application of the fertilizer or render it unnecessary at all. If any natural disasters, such as flood, drought, hail, tornado or earthquake, occur, demands for our products will be reduced. In addition, in some cases, we allow our distributors to purchase our products partially on credit. The distributors, in turn, may sell the fertilizer to farmers on credit. If any natural disaster occurs, reduced crop yields may cause farmers to default on their payments which could harm our cash flow and results of operations. If we are unable to collect on our sales our cash flows will decrease and we will have additional expenses from bad debts which will harm our published financials results.

While we have property damage insurance and automobile insurance, we do not carry business disruption insurance, which is not readily available in the PRC. Any disruption of the operations in our factories would have a significant negative impact on our ability to manufacture and deliver products, which would cause a potential diminution in sales, the cancellation of orders, damage to our reputation and potential lawsuits.

The fertilizer products that we manufacture pose safety risks and could expose us to product liability claims.

Defects in, or unknown harmful effects caused by, organic and inorganic chemical and elements in our products could subject us to potential product liability claims that our products cause some harm to the human body or to property. Although we have adopted safety measures of industry standard in our research, development and manufacturing processes, accidents may still occur. Any accident, either at the manufacturing phase or during the use of our products, may subject us to significant liabilities to persons harmed by these products. We are in the process of renewing our products liability insurance policy which covers claims from personal injuries or property damage caused by our products for the period from July 11, 2010 to July 10, 2011. Our insurance coverage was limited to approximately $585,000 (RMB 4,000,000) and may not have been sufficient to cover potential claims.  A successful claim against us that is in excess of our insurance coverage could significantly harm our business and financial condition. Public perception that our products are not safe, whether justified or not, could impair our reputation, involve us in litigation, damage our brand names and our business. As of the filing of this prospectus, no product liability claim has ever been brought against us. However, if we are involved in litigation in the future the potential judgment or settlement along with the litigation costs could harm our financial performance.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus , including the documents that we incorporate by reference, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. Any forward-looking statements are based on our current expectations and projections about future events and are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should”, “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the risk factors described herein and those included in any accompanying prospectus supplement or in any document incorporated by reference into this prospectus.

You should read this prospectus and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we concurrently expect. You should assume that the information appearing in this prospectus and any document incorporated herein by reference is accurate as of its date only. Because the risk factors referred to above, as well as the risk factors referred to on page 7 of this prospectus and incorporated herein by reference, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus and any document incorporated herein by reference, and particularly our forward-looking statements, by these cautionary statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock that are currently issued and outstanding. We are registering the shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a Selling Stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate in the manner described in the “Plan of Distribution.”

Private Placement with Carlyle Asia Growth Partners, IV, LP and CAGP IV Co-Investment, L.P. (the “Selling Stockholders”)

On October 19, 2009, we entered into a securities purchase agreement (the “Purchase Agreement”) with the Selling Stockholders pursuant to which we issued to the Selling Stockholders an aggregate of (i) 2,785,536 shares of common stock, par value $0.001 per share (the “Investor Shares”), and warrants (the “Warrants”) to purchase up to 1,857,024 shares of common stock, par value $0.001 per share (the “Warrant Shares”), at an initial exercise price of approximately $5.38 per share, which is subject to adjustment. The aggregate purchase price was $15,000,000.

In connection with the sale of the Shares, we entered into a registration rights agreement with the Selling Stockholders pursuant to which we agreed to file a registration statement covering the resale of the Investor Shares and Warrant Shares (collectively, the “Registrable Securities”), with the SEC. We agreed to file such registration statement on the earlier of (i) the 30th calendar day following the completion by us of an offering of shares of our common stock, debt equity securities convertible, exercisable or exchangeable into common stock, or debt securities or (ii) January 31, 2010. On February 1, 2010, the Selling Stockholders agreed to extend the deadline for filing such registration statement until March 15, 2010. The Investor Shares were registered for resale in May 2010 (Registration No. 333-165449).

On June 17, 2010, the Selling Stockholders exercised the Warrants and we issued the Selling Stockholders the Warrant Shares.  The registration of the Warrant Shares on the registration statement of which this prospectus forms a part, satisfies our current obligation under the registration rights agreement. We are required to keep the registration statement continuously effective under the Securities Act of 1933, as amended (the “Securities Act”), until such date as is the earlier of the date when all of the securities covered by the registration statement have been sold or the date on which such securities may be sold without any restriction pursuant to Rule 144.

We received a letter from the Financial Industry Regulatory Authority (“FINRA”) dated March 11, 2010 informing us that it is conducting a review of the trading in our common stock surrounding the October 20, 2009 announcement of the private placement investment made by the Selling Stockholders. FINRA has indicated that its inquiry should not be construed as an indication that it has determined any violations of FINRA rules or NASD rules or federal securities laws have occurred. We have responded to the letter and has not received any indication from FINRA as to the status of its review.

Material Relationships

Ms. Zheng “Anne” Wang, who is a vice president of an affiliate of each of the Selling Stockholders, is a member of our Board of Directors.  She was appointed pursuant to the terms of the Purchase Agreement, whereby we granted the Selling Stockholders the right to collectively designate one person to serve as a member of our board of directors.

Broker-Dealer Affiliations

None of the Selling Stockholders is a broker-dealer or an affiliate of a broker-dealer. Each Selling Stockholder may offer for sale all or part of the Shares from time to time. The table below assumes that the Selling Stockholders will sell all of the Shares offered for sale. A Selling Stockholder is under no obligation, however, to sell any Shares pursuant to this prospectus.

The following table sets forth:

•	the name of the Selling Stockholders,

•	the number of shares of our common stock that the Selling Stockholders beneficially owned prior to the offering for resale of the Shares under this prospectus,

•	the maximum number of shares of our common stock that may be offered for resale for the account of the Selling Stockholders under this prospectus, and

•
the number and percentage of shares of our common stock to be beneficially owned by the Selling Stockholders after the offering of the Shares (assuming all of the offered Shares are sold by the Selling Stockholders).

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering(1)	Percentage Ownership Before Offering	Maximum Number of Shares to be Sold	Shares of Common Stock Beneficially Owned After Offering	Percentage Ownership After Offering
Carlyle Asia Growth Partners IV, L.P.	4,263,123	20.5%	1,705,249	2,557,874	12.3%
CAGP IV Co-Investment, L.P.	379,437	1.8%	151,775	227,662	1.1%
Total			1,857,024		—

*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our common stock, or convertible or exercisable into shares of our common stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 20,766,343 shares of common stock outstanding as of November 22, 2010.

PLAN OF DISTRIBUTION

We are registering 1,857,024 shares of our common stock on behalf of the Selling Stockholders.  We are required to pay certain fees and expenses that we incur incident to the registration of the shares of the common stock. As used in this prospectus, “Selling Stockholders” includes the Selling Stockholders named in the table above and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The Selling Stockholders may, from time to time, sell any or all of their shares of common stock on the Nasdaq Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.  In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8.0%).

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

The Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We have agreed to indemnify the Selling Stockholders Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We agreed with the Selling Stockholders to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect.

LEGAL MATTERS

Certain legal matters governed by the laws of the State of Delaware with respect to the validity of the offered securities will be passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

The consolidated balance sheet of China Agritech, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years then ended have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report which is incorporated by reference, and have been so incorporated in reliance upon the report of such firm given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the Securities and Exchange Commission are incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on April 1, 2010;

•	Current Report on Form 8-K filed on January 8, 2010;

•	Current Report on Form 8-K filed on April 28, 2010;

•	Current Report on Form 8-K filed on April 29, 2010;

•	Current Report on Form 8-K filed on May 5, 2010;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2010 filed May 10, 2010;

•	Current Report on Form 8-K, filed on May 21, 2010

•	Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 16, 2010

•	Current Report on Form 8-K filed on September 13, 2010; and

•
The description of our Common Stock set forth in our Registration Statement on Form 8-A (Registration No. 001-34458) filed with the SEC on September 15, 2009, including any amendments thereto or reports filed for the purpose of updating such description.

We also incorporate by reference all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the filing of a post-effective amendment that indicates that the securities offered by this prospectus have been sold or that deregisters the securities covered by this prospectus then remaining unsold.  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

We have filed a registration statement on Form S-3 with the SEC for the securities we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus.  We will provide this information upon oral or written request, free of charge.  Any requests for this information should be made by calling or sending a letter to the Secretary of the Company, c/o China Agritech, Inc., at the our office located Room 3F No. 11 Building, Zhonghong International Business Garden, Future Business Center, Chaoyang North Road, Chaoyang District, Beijing, China 100024 People’s Republic of China (86) 10-59621220.

We are required to file annual and quarterly reports, current reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.bioaobo.com as soon as reasonably practicable after filing such documents with the SEC. You can read our SEC filings, including the registration statement, on the SEC’s website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at:

Public Reference Room
100 F Street N.E.
Washington, DC 20549.

Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities.

1,857,024 Shares of Common Stock

CHINA AGRITECH, INC.

PROSPECTUS

NOVEMBER 22, 2010

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in or incorporated by reference into this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.